Exhibit 99.1

Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Three months and six months ended
May 31, 2008 and 2007
(Unaudited)

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Balance Sheets
(In thousands of Canadian dollars)

	May 31, 2008	November 30, 2007
	(Unaudited)
Assets

Cash and cash equivalents (note 3)	$12,389	$23,545
Clinical supplies (note 4)	-	1,363
Tax credits recoverable	580	1,565
Prepaid expenses and deposits	500	787
Change in fair value of forward foreign exchange contracts	-	376
	13,469	27,636
Property and equipment	234	414
	$13,703	$28,050

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$349	$1,175
Accrued liabilities	2,185	3,519
	2,534	4,694
Shareholders' equity (note 7):
Share capital:
Authorized:
Unlimited common shares, without par value
Issued and outstanding:
22,391,386 common shares (November 30, 2007 - 22,391,386)	365,670	365,670
Warrants	16,725	16,725
Contributed surplus	23,295	22,744
Deficit	(394,521)	(381,783)
	11,169	23,356
Future operations (note 1)
Commitments and contingencies (note 11)
Subsequent event (note 16)
	$13,703	$28,050

See accompanying notes to interim consolidated financial statements.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Operations, Deficit and Comprehensive Income
(In thousands of Canadian dollars, except per share amounts)
(Unaudited)

	Three months ended May 31,		Six months ended May 31,		Period from December 1, 1987 to May 31,
	2008	2007	2008	2007	2008
Expenses:
Research and development	$4,860	$3,736	$7,638	$6,759	$246,555
General and administration	2,929	4,888	5,610	8,476	122,838
Foreign exchange loss (gain)	(338)	1,092	(135)	958	10,835
Loss before the undernoted	(7,451)	(9,716)	(13,113)	(16,193)	(380,228)
Interest expense on senior convertible notes payable	-	-	-	(5)	(1,279)
Accretion in carrying value of senior convertible notes payable	-	(36)	-	(728)	(10,294)
Amortization of deferred financing costs	-	(9)	-	(154)	(3,057)
Loss on extinguishment of senior convertible notes payable	-	(470)	-	(1,754)	(6,749)
Investment income	33	281	375	633	13,700
Change in fair value of embedded derivatives	-	256	-	829	829
Loss and comprehensive loss for the period	(7,418)	(9,694)	(12,738)	(17,372)	(387,078)
Deficit, beginning of period:
As originally reported	(387,103)	(360,684)	(381,783)	(351,374)	(1,510)
Impact of change in accounting for stock-based compensation	-	-	-	-	(4,006)
Impact of change in accounting for financial instruments on December 1, 2006	-	-	-	(1,632)	(1,632)
As revised	(387,103)	(360,684)	(381,783)	(353,006)
Charge for acceleration payments on equity component of senior convertible notes payable	-	-	-	-	(295)
Deficit, end of period	$(394,521)	$(370,378)	$(394,521)	$(370,378)	$(394,521)
Basic and diluted loss per common share (note 8)	$(0.33)	$(0.54)	$(0.57)	$(1.02)	$-

See accompanying notes to interim consolidated financial statements.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Cash Flows
(In thousands of Canadian dollars)
(Unaudited)

	Three months ended May 31,		Six months ended May 31,		Period from December 1, 1987 to May 31,
	2008	2007	2008	2007	2008
Cash provided by (used in):
Operating activities:
Loss for the period	$(7,418)	$(9,694)	$(12,738)	$(17,372)	$(387,078)
Items not involving cash:
Amortization	125	127	187	253	6,347
Accretion in carrying value of senior convertible notes payable	-	36	-	728	10,294
Amortization of deferred financing costs	-	9	-	154	3,057
Loss on extinguishment of senior convertible notes payable	-	470	-	1,754	6,749
Change in fair value of embedded derivatives	-	(256)	-	(829)	(829)
Stock-based compensation	316	890	551	1,453	10,130
Common shares issued for services	-	-	-	-	2,485
Unrealized gain on forward foreign exchange contract	-	-	-	-	(376)
Unrealized foreign exchange loss (gain)	(33)	1,326	159	1,226	11,702
Other	-	-	-	-	(35)
Change in non-cash operating working capital	(557)	(829)	841	(4,304)	1,792
	(7,567)	(7,921)	(11,000)	(16,937)	(335,762)
Financing activities:
Shares and warrants issued for cash	-	17,345	-	17,345	326,358
Warrants exercised for cash	-	-	-	-	16,941
Options exercised for cash	-	-	-	-	7,669
Share issue costs	-	(1,443)	-	(1,440)	(24,646)
Issue (repayment) of senior convertible notes payable, net (note 6)	-	(289)	-	(924)	38,512
Cash released from restriction (note 5)	-	289	-	3,325	-
Paid to related parties	-	-	-	-	(234)
	-	15,902	-	18,306	364,600
Investing activities:
Purchases of property and equipment	(6)	(11)	(6)	(41)	(2,471)
Purchases of acquired technology	-	-	-	-	(1,283)
Purchases of marketable securities	-	-	-	-	(244,846)
Settlement of forward foreign exchange contracts	-	-	-	10	(4,824)
Maturities of marketable securities	-	-	-	-	240,677
	(6)	(11)	(6)	(31)	(12,747)
Foreign exchange gain (loss) on cash held in foreign currency	32	(1,349)	(150)	(1,069)	(3,702)
Increase (decrease) in cash and cash equivalents	(7,541)	6,621	(11,156)	269	12,389
Cash and cash equivalents, beginning of period	19,930	24,075	23,545	30,427	-
Cash and cash equivalents, end of period	$12,389	$30,696	$12,389	$30,696	$12,389

Supplemental cash flow information (note 9)

See accompanying notes to interim consolidated financial statements.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Three months and six months ended May 31, 2008 and 2007
(Unaudited)

1.    Future operations:

Since its inception, the Company has been engaged in the research and commercial development of product candidates for the treatment of disease and has had no commercial operations. The operations of the Company are not subject to any seasonality or cyclicality factors.

The unaudited interim consolidated financial statements presented have been prepared on the basis that the Company is considered a development stage enterprise and, accordingly, the unaudited interim consolidated statements of operations, deficit and comprehensive income and cash flows also reflect the cumulative amounts from December 1, 1987 (the date development operations commenced) to May 31, 2008.

The accompanying unaudited interim consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has sustained losses since its formation and at May 31, 2008 had a deficit of $394.5 million. During the period ended May 31, 2008, the Company undertook a significant reduction in work force after receiving communications from the United States Food and Drug Administration regarding additional clinical studies that would be required to receive approval for the Company's lead product, Celacade™. Also during the period, in an effort to manage expenses, the Company suspended all operations related to the commercialization of Celacade™ in Europe.

The Company's future operations are completely dependent upon its ability to complete a sale, merger, acquisition or other strategic alternative, and/or secure additional funds. If the Company cannot complete a sale, merger, acquisition or other strategic alternative, secure additional financing, or if it cannot secure additional financing on terms that would be acceptable to it, the Company will have to further reduce its operating expenses and consider additional strategic alternatives which may include, among other strategies, seeking to out-license assets, potential asset divestitures, winding up, dissolution or liquidation of the Company.

While these unaudited interim consolidated financial statements do not include the adjustments that would be necessary should the Company be unable to continue as a going concern, the above matters raise substantial doubt about the Company's ability to continue to operate as currently structured.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Three months and six months ended May 31, 2008 and 2007
(Unaudited)

2.      Significant accounting policies:

These unaudited interim consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"), which, except as described in note 15, conform, in all material respects, with accounting principles generally accepted in the United States ("United States GAAP").

Certain information and note disclosures normally included in the annual consolidated financial statements prepared in accordance with Canadian GAAP have been condensed or excluded. As a result, these unaudited interim consolidated financial statements do not contain all disclosures required to be included in the annual consolidated financial statements and should be read in conjunction with the most recent audited annual consolidated financial statements and notes thereto for the year ended November 30, 2007.

The financial information included herein reflects all adjustments consisting only of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of the results for the interim periods presented. The results of operations for the three months and six months ended May 31, 2008 are not necessarily indicative of the results to be expected for the full year.

These unaudited interim consolidated financial statements are prepared following accounting policies consistent with the Company's audited annual consolidated financial statements and notes thereto for the year ended November 30, 2007, except for the following changes in accounting policies:

(a) Changes in accounting policy:

(i)
Effective December 1, 2007, the Company adopted the recommendations of The Canadian Institute of Chartered Accountants' ("CICA") Handbook Section 1535, Capital Disclosures ("Section 1535"). The new standard requires an entity to disclose information to enable users of its financial statements to evaluate the entity's objectives, policies and processes for managing capital. Disclosure requirements pertaining to Section 1535 are contained in note 13.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Three months and six months ended May 31, 2008 and 2007
(Unaudited)

2.      Significant accounting policies (continued):

(ii)
Effective December 1, 2007, the Company adopted the recommendations of CICA Handbook Section 3862, Financial Instruments - Disclosures ("Section 3862"). Section 3862 provides standards for disclosures about financial instruments, including disclosures about fair value and the credit, liquidity and market risks associated with the financial instruments. Disclosure requirements pertaining to Section 3862 are contained in note 14.

(iii)
Effective December 1, 2007, the Company adopted the recommendations of CICA Handbook Section 3863, Financial Instruments - Presentation ("Section 3863"). Section 3863 provides standards for presentation of financial instruments and non-financial derivatives. Adoption of this standard had no impact on the Company's financial instrument-related presentation disclosures.

(b) Financial instruments:

Effective on December 1, 2006, the Company adopted the recommendations of CICA Handbook Section 1530, Comprehensive Income ("Section 1530"), Section 3855, Financial Instruments - Recognition and Measurement ("Section 3855") Section 3861, Financial Instruments - Disclosure and Presentation ("Section 3861") and Section 3251, Equity. These sections provide standards for recognition, measurement, disclosure and presentation of financial assets, financial liabilities and non-financial derivatives. Section 1530 provides standards for the reporting and presentation of comprehensive income, which represents the change in equity from transactions and other events and circumstances from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian GAAP.

Upon adoption of the new standards on December 1, 2006, the Company continued to accounts for cash equivalents held at that date as held-to-maturity investments, recorded at cost plus accrued interest. The Company designates all new cash equivalents acquired subsequent to December 1, 2006 as held-for-trading investments measured at fair value and the resulting gain or loss is recognized in the consolidated statement of operations, deficit and comprehensive income. The effect of the change in accounting for cash equivalents is not material.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Three months and six months ended May 31, 2008 and 2007
(Unaudited)

2.      Significant accounting policies (continued):

Accounts payable and accrued liabilities are classified as other financial liabilities. The senior convertible notes payable were also accounts for as an other financial liability and were accounted for at amortized cost using the effective interest method, which was consistent with the Company's accounting policy prior to the adoption of Section 3855.

Section 3855 requires that the Company identify embedded derivatives that require separation from the related host contract and measure those embedded derivatives at fair value. Subsequent change in fair value of embedded derivatives is recognized in the consolidated statement of operations, deficit and comprehensive income in the period the change occurs.

Transactions costs that are directly attributable to the acquisition or issuance of financial assets or liabilities are accounted for as part of the respective asset or liability's carrying value at inception.

The Company identified and measured all embedded derivatives that required separation and determined the fair value of those embedded derivatives at December 1, 2006. As a result, the Company was required to revise the initial allocation of the proceeds received in connection with the issuance of the senior convertible notes payable, the warrants and the equity classified conversion option on October 7, 2005 and to remeasure any subsequent transactions affecting these items in accordance with Section 3855. Prior to the adoption of Section 3855, the proceeds received were allocated on a relative fair value basis to the liability component, being the senior convertible notes payable; and to the equity components, being the warrants and the conversion option. As a consequence of adopting Section 3855, the proceeds initially allocated to the senior convertible notes payable were further allocated to the embedded derivatives at their fair value and the residual amount to the senior convertible notes payable. Any subsequent transactions affecting the carrying amount of the senior convertible notes payable, the embedded derivatives, the warrants and the equity conversion option were also remeasured in accordance with Section 3855.

As a result of adopting Section 3855, the Company recorded an increase of $1.6 million to deficit as at December 31, 2006, a decrease in the carrying amount of the senior convertible notes payable of $0.1 million, the initial recognition of an embedded derivatives liability of $0.8 million and an increase in share capital of $0.9 million at December 1, 2006.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Three months and six months ended May 31, 2008 and 2007
(Unaudited)

2.      Significant accounting policies (continued):

(c) Recent accounting pronouncements issued and not yet applied:

(i)   Inventories:

In May 2007, the CICA issued Section 3031, Inventories, which supersedes existing guidance on inventories in Section 3030, Inventories. This standard introduces significant changes to the measurement and disclosure of inventories, including the requirement to measure inventories at the lower of cost and net realizable value, the allocation of overhead based on normal capacity, the use of the specific cost method for inventories that are not ordinarily interchangeable or goods and services produced for specific purposes, and the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories. Inventory policies, carrying amounts, amounts recognized as an expense, write-downs and the reversals of write-downs are required to be disclosed.

This standard is effective for the Company for interim and annual consolidated financial statements beginning on December 1, 2008. The Company is currently assessing the impact that this section will have on its financial position and results of operations.

(ii) General standards of financial statement presentation:

In May 2007, the CICA amended Section 1400, General Standards of Financial Statement Presentation, to change the guidance related to management's responsibility to assess the ability of the entity to continue as a going concern. Management is required to make an assessment of an entity's ability to continue as a going concern and should take into account all available information about the future, which is at least, but is not limited to, 12 months from the balance sheet date. Disclosure is required of material uncertainties related to events or conditions that may cast significant doubt upon the entity's ability to continue as a going concern.

These amendments are effective for the Company for interim and annual periods beginning on December 1, 2008.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Three months and six months ended May 31, 2008 and 2007
(Unaudited)

2.      Significant accounting policies (continued):

(iii) Goodwill and intangible assets:

In November 2007, the CICA issued Section 3064, Goodwill and Intangible Assets ("Section 3064"). Section 3064, which replaces Section 3062, Goodwill and Intangible Assets, and Section 3450, Research and Development Costs, establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. This standard is effective for the Company, for interim and annual consolidated financial statements beginning on December 1, 2008. The Company is currently assessing the impact that this section will have on its financial position and results of operations.

3.      Cash and cash equivalents:

As at May 31, 2008, the Company held $12.2 million (November 30, 2007 - $23.3 million) of cash equivalents, of which $1.8 million (U.S. $1.8 million) (November 30, 2007 - $0.1 million (U.S. $0.1 million)) are denominated in U.S. dollars. Cash equivalents consist of highly liquid government and corporate bonds having a single "A" rating or greater.

The Company considers unrestricted cash on hand, in banks, in term deposits and in corporate bonds or commercial paper with original maturities of three months or less as cash and cash equivalents. Cash equivalents are designated as held-for-trading and are carried at fair value.

4.      Clinical supplies:

The costs of prepaid clinical supplies were deferred, on the basis that these supplies have future alternative uses related to the various clinical applications of the CelacadeTM technology, and were expensed as they were shipped to outsourced research centers or clinical sites. As a result of the recent restructuring, the Company is no longer maintaining the necessary quality processes and personnel to support European commercialization or clinical development of CelacadeTM. The value of clinical supplies is not recoverable at May 31, 2008.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Three months and six months ended May 31, 2008 and 2007
(Unaudited)

5.      Restricted cash:

Restricted cash represented cash on deposit to secure the letter of credit provided as security to the holders of the senior convertible notes payable. The senior convertible notes payable were repaid in full in April 2007 and the letter of credit expired on July 3, 2007. The obligation to retain a balance in restricted cash ceased at that time.

6.      Senior convertible notes payable:

On October 7, 2005, the Company, through its wholly owned subsidiary, Vasogen Ireland Limited, issued 6.45% U.S. $40.0 million senior convertible notes payable and 0.3 million common share purchase warrants for net proceeds of $42.8 million (gross proceeds of $47.0 million (U.S. $40.0 million) less issuance costs of $4.2 million). The notes were repaid in full in April 2007.

The terms of the senior convertible notes payable are more fully described in note 8 to the annual financial statements for the year ended November 30, 2006.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Three months and six months ended May 31, 2008 and 2007
(Unaudited)

6.      Senior convertible notes payable (continued):

The following table sets out the continuity of the senior convertible notes payable since November 30, 2006:

	Number of common shares	Number of warrants	Impact on senior convertible notes payable
Balance, November 30, 2006, as originally reported	3,195	178	$8,754
Change in accounting for senior convertible note as a result of adopting Section 3855			(104)
Balance, November 30, 2006 as restated	3,195	178	8,650
December 1, 2006 instalment payment in advance applied	-	-	(1,872)
Instalment payments settled in cash	-	-	(924)
Instalment payments settled in shares	1,809	-	(6,437)
Adjustment for twelve-day weighted average share price	-	-	(313)
Accretion in carrying value	-	-	728
Impact of foreign exchange	-	-	168
Balance, May 31, 2007	5,004	178	$-

		May 31,	November 30,
		2008	2006
Par value of senior convertible notes payable		$-	$9,379
Balance remaining to be accreted		-	(625)
Senior convertible notes payable		$-	$8,754

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Three months and six months ended May 31, 2008 and 2007
(Unaudited)

7.      Shareholders' equity:

(a) Consolidated statement of shareholders' equity:

	Number of shares	Share capital	Contributed surplus	Warrants	Deficit	Period from December 1, 1987 to May 31, 2008
Balance, November 30, 2006, as revised	15,665	$345,131	$20,347	$11,390	$(353,006)	$23,862
Public offering	4,917	11,425	-	5,920	-	17,345
Fair value of broker warrants	-	-	-	470	-	470
Share issue costs	-	(1,257)	-	(653)	-	(1,910)
Fair value of stock options expensed	-	-	1,995	-	-	1,995
Shares issued for instalment payments on senior convertible notes payable	1,809	8,281	-	-	-	8,281
December 1, 2006 instalment made in advance	-	2,090	-	-	-	2,090
Transfer of expired warrants	-	-	402	(402)	-	-
Loss	-	-	-	-	(28,777)	(28,777)
Balance, November 30, 2007	22,391	365,670	22,744	16,725	(381,783)	23,356
Fair value of stock options expensed	-	-	235	-	-	235
Loss	-	-	-	-	(5,320)	(5,320)
Balance, February 29, 2008	22,391	365,670	22,979	16,725	(387,103)	18,271
Fair value of stock options expensed	-	-	316	-	-	316
Loss	-	-	-	-	(7,418)	(7,418)
Balance, May 31, 2008	22,391	$365,670	$23,295	$16,725	$(394,521)	$11,169

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Three months and six months ended May 31, 2008 and 2007
(Unaudited)

7.      Shareholders' equity (continued):

(b) Stock-based compensation plans:

In May 2003, the Company adopted two new stock option plans (the "2003 Employee Plan" and the "2003 Director Plan") to eventually replace the Company's existing stock option plan (the "Existing Plan"). All grants of options after May 2003 are made from the new plans and no further option grants will be made under the Existing Plan. The Company reserved for issuance 200,000 common shares under the 2003 Employee Plan and 25,000 common shares under the 2003 Director Plan. In March 2005, the Company's shareholders approved increasing the maximum number of common shares under the 2003 Employee Plan to 500,000. In March 2006, the Company's shareholders also approved increasing the maximum number of common shares under the 2003 Employee Plan to 800,000 and the 2003 Director Plan to 50,000. In April 2007, the Company's shareholders approved increasing the maximum number of common shares under the 2003 Employee Plan to 1,800,000. On March 25, 2008, the Company's shareholders approved an increase in the maximum number of common shares issuable under the 2003 Employee Plan to 12% of the issued and outstanding common shares of the Company from time to time, or 2,686,966, based on the number of issued and outstanding common shares as at May 31, 2008. On March 25, 2008, the Company's shareholders approved an increase in the maximum number of common shares issuable under the 2003 Director Plan to 300,000. In addition, the Company's shareholders approved amending the 2003 Employee Plan to allow restricted stock units to be granted. No restricted stock units were issued or outstanding as at May 31, 2008. Each option granted allows the holder to purchase one common share at an exercise price not less than the closing price of the Company's common shares on The Toronto Stock Exchange on the last trading day prior to the grant of the option. Options granted under these plans have a maximum term of 10 years and generally vest over a period of up to three years.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Three months and six months ended May 31, 2008 and 2007
(Unaudited)

7.      Shareholders' equity (continued):

As at May 31, 2008, there were 1.6 million (November 30, 2007 - 1.0 million) options available for grant.

	Number of options	Weighted average exercise price
Outstanding, November 30, 2007	879	$20.67
Issued	1,224	1.74
Expired or cancelled	(684)	5.58
Outstanding, May 31, 2008	1,419	$11.07
Exercisable, May 31, 2008	680	$19.75

The following table provides information on options outstanding and exercisable as of May 31, 2008:

	Options outstanding			Options exercisable
Exercise price	Number outstanding	Weighted average exercise price	Weighted average remaining contractual life (years)	Number exercisable	Weighted average exercise price
$0.79 - 1.63	135	$0.79	8.4	120	$0.79
$1.64 - 2.11	539	1.92	8.8	54	1.92
$2.12 - 4.29	200	2.12	9.3	50	2.12
$4.30 - 7.50	261	5.73	5.9	194	5.80
$7.51 - 92.10	284	44.53	3.6	262	45.89
	1,419	11.07	7.2	680	19.75

The aggregate intrinsic value of exercisable options as at May 31, 2008 was nil (May 31, 2007 - nil).

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Three months and six months ended May 31, 2008 and 2007
(Unaudited)

7.      Shareholders' equity (continued):

The weighted average remaining contractual life of exercisable options is 4.8 years.

The fair value of stock-based compensation awards granted during the three months and six months ended May 31, 2008 and 2007 was estimated using the Black-Scholes option pricing model at the grant date using the following assumptions:

	Three months ended		Six months ended
	May 31,		May 31,
	2008	2007	2008	2007
Dividend yield
Weighted average risk-free interest rate	3.1%	4.02%	3.4%	4.08%
Volatility factor of the expected market price of the Company's common shares	96.1%	98.59%	96.2%	96.35%
Weighted average expected life of the employee options	6.1 years	5.3 years	6.1 years	5.7 years

The resulting weighted average fair value per share at the grant date of the employee stock-based compensation issued for the three months and six months ended May 31, 2008 is $0.62 and $1.38 (May 31, 2007 - $1.98 and $3.43).

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Three months and six months ended May 31, 2008 and 2007
(Unaudited)

7.      Shareholders' equity (continued):

(c) Deferred share units:

Effective January 1, 2004, the Company established a plan to grant deferred share units ("DSUs") to its non-management directors and reserved a maximum of 25,000 common shares for issuance under the plan. In April 2007, the Company's shareholders approved increasing the maximum number of common shares under the DSU plan to 125,000. On March 25, 2008, the Company's shareholders approved an increase in the maximum number of common shares issuable under the DSU plan to 625,000. Under the plan, the directors will defer any cash remuneration that they would have otherwise received for services rendered and in lieu thereof will receive the number of DSUs which is equivalent in value to the remuneration deferred. A DSU is a unit equivalent in value to one common share of the Company based on the trading price of the Company's common shares on The Toronto Stock Exchange. Upon termination of board service, the director will be able to redeem DSUs based upon the then market price of the Company's common shares on the date of redemption in exchange for any combination of cash or common shares as the Company may determine.

In the six months ended May 31, 2008, the Company recorded $227,000 (May 31, 2007 -$212,000) in compensation expense relating to 263,330 (May 31, 2007 - 46,264) DSUs granted in 2008 for services rendered during the period. As at May 31, 2008, 341,379 (November 30, 2007 - 78,049) DSUs are issued and outstanding with a value of $0.2 million (November 30, 2007 - $0.1 million) based upon the market value of the Company's common shares at May 31, 2008. No DSUs were exercised in 2008.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Three months and six months ended May 31, 2008 and 2007
(Unaudited)

7.      Shareholders' equity (continued):

(d) Warrants:

As at May 31, 2008, 6.5 million warrants are outstanding and exercisable.

The following table provides information on warrants outstanding as of May 31, 2008:

Exercise price		Number outstanding	Expiry	Shares issuable upon exercise
U.S. $	13.59	333	October 7, 2010	736
U.S. $	14.05	39	February 28, 2011	86
U.S. $	13.59	39	March 31, 2011	86
U.S. $	13.59	39	April 30, 2011	86
U.S. $	13.59	61	May 31, 2011	134
U.S. $	6.30	1,728	November 14, 2011	1,728
U.S. $	6.30	256	November 14, 2009	256
U.S. $	3.16	3,688	May 24, 2012	3,688
U.S. $	3.81	295	May 24, 2010	295
		6,478		7,095

8.      Loss per share:

The computations for basic and diluted loss per share are as follows:

	Six months ended May 31,		Six months ended May 31,
	2008	2007	2008	2007
Loss for the period	$(7,418)	$(9,694)	$(12,738)	$(17,372)
Weighted average number of common shares outstanding: Basic and diluted	22,391	17,800	22,391	17,029
Loss per common share: Basic and diluted	$(0.33)	$(0.54)	$(0.57)	$(1.02)

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Three months and six months ended May 31, 2008 and 2007
(Unaudited)

8.      Loss per share (continued):

The effect of options and warrants to purchase common shares and the senior convertible notes payable are not included in the calculation of diluted loss per share because the Company has a loss for each period presented and to do so would be anti-dilutive.

9.      Consolidated statements of cash flows:

Supplemental disclosure of non-cash transactions:

	Three months ended May 31,		Six months ended May 31,		Period from December 1, 1987 to May 31,
	2008	2007	2008	2007	2008
Non-cash financing activities:
Warrants and options issued as share issue costs	$-	$-	$-	$-	$2,944
Shares issued for services	-	-	-	-	2,485
Shares issued on extinguishment of debt	-	3,213	-	10,371	44,259
Debt conversion	-	(2,750)	-	(8,622)	(40,684)
Acceleration warrants issued in connection with debt	-	-	-	-	2,322
Shares issued on debt conversion by note holders	-	-	-	-	263
Shares issued for technology	-	-	-	-	2,799
Share issue costs associated with public offering	-	-	-	-	(1,175)
Deferred share issue costs	-	-	-	-	503
Non-cash investing activities:
Shares issued to acquire technology	-	-	-	-	(2,799)

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Three months and six months ended May 31, 2008 and 2007
(Unaudited)

10.    Fair values of financial instruments:

The carrying values of cash and cash equivalents, accounts payable and accrued liabilities approximate their fair values due to the relatively short periods to maturity of these financial instruments.

11.    Commitments and contingencies:

(a) Commitments:

Under the terms of operating lease agreements for its operating facilities, the Company is committed to make payments as follows for the following fiscal periods:

2008	$278
2009	66
$344

As part of the Company's restructuring plan, a new tenant has been secured for the leased facility located in Mississauga, Ontario. As a result, the lease will terminate on September 30, 2008.

Rent expense under operating leases, for the three months and six months ended May 31, 2008, is $0.2 million and $0.3 (May 31, 2007 - $0.1 million and $0.3 million).

(b) Contingencies:

There exist certain claims and potential claims against the Company, none of which is expected to have a material adverse effect on the consolidated financial statements.

12.    Segment information:

The Company operates in one business segment: the development of treatments and related products addressing chronic inflammatory disease. The primary property and equipment are located in Canada. The acquired technology, which as at May 31, 2008 was fully amortized, is in Ireland.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Three months and six months ended May 31, 2008 and 2007
(Unaudited)

13.    Capital risk management:

The Company's objectives when managing capital is to maintain its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders.

The Company includes cash and cash equivalents, long-term debt and equity, comprising of issued common shares, contributed surplus, warrants and deficit, in the definition of capital.

The Company's primary objective with respect to its capital management is to ensure that it has sufficient cash resources to maintain its ongoing operations. To secure the additional capital, the Company may attempt to raise additional funds through the issuance of debt, equity and warrants or by securing strategic partners.

The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the three months and six months ended May 31, 2008.

14.    Financial risk management:

The Company is exposed to a variety of financial risks by virtue of its activities: market risk (including currency risk, credit risk and interest rate risk) and liquidity risk. The overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on financial performance.

Risk management is carried out by the finance department under policies approved by the Board of Directors. This department identifies and evaluates financial risks in close cooperation with management. The finance department is charged with the responsibility of establishing controls and procedures to ensure that financial risks are mitigated in accordance with the approved policies.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Three months and six months ended May 31, 2008 and 2007
(Unaudited)

14.    Financial risk management (continued):

(a) Market risk:

(i)   Currency risk:

The Company operates internationally and is exposed to foreign exchange risk from various currencies, primarily U.S. dollars. Foreign exchange risk arises from purchase transactions, as well as recognized financial assets and liabilities denominated in foreign currencies.

The Company's main objective in managing its foreign exchange risk is to maintain U.S. cash on hand to support U.S. forecasted cash flows over an 18-month horizon. To achieve this objective, the Company monitors forecasted cash flows in foreign currencies and attempts to mitigate the risk by modifying the nature of cash and cash equivalents held or by entering into foreign exchange contracts with Canadian chartered banks. Foreign exchange contracts are only entered into for purposes of managing foreign exchange risk and not for speculative purposes.

Balances in foreign currencies at May 31, 2008 are as follows:

	U.S. dollars	Euros	British pounds
Cash and cash equivalents	$1,888	€39	£-
Accounts payable and accrued liabilities	(647)	(108)	(2)
	$1,241	€(69)	£(2)

Fluctuations in the U.S. dollar exchange rate could have a potentially significant impact on the Company's results from operations. However, they would not impair or enhance the ability of the Company to pay its foreign currency-denominated expenses as such items would be similarly affected.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Three months and six months ended May 31, 2008 and 2007
(Unaudited)

14.    Financial risk management (continued):

(ii) Interest rate risk:

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

Financial assets and financial liabilities with variable interest rates expose the Company to cash flow interest rate risk. The Company's cash and cash equivalents include highly liquid investments that earn interest at market rates.

The Company manages its interest rate risk by maximizing the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. The Company's policy limits the investing of excess funds to liquid government and corporate bonds having a single "A" credit rating or greater.

Fluctuations in market rates of interest do not have a significant impact on the Company's results of operations due to the short term to maturity of the investments held.

(b) Credit risk:

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation.

The maximum exposure to credit risk of the Company at period end is the carrying value of its cash and cash equivalents.

The Company manages credit risk by maintaining bank accounts with Schedule I banks and investing only in highly rated Canadian and U.S. corporations with securities that are traded on active markets and are capable of prompt liquidation. Cash and cash equivalents of $12.4 million (November 30, 2007 - $23.5 million) are held with one Canadian chartered bank. The Company's cash is not subject to any external restrictions.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Three months and six months ended May 31, 2008 and 2007
(Unaudited)

14.    Financial risk management (continued):

(c) Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due.

The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. Senior management is also actively involved in the review and approval of planned expenditures.

The following are the contractual maturities of the undiscounted cash flows of financial liabilities as at May 31, 2008:

	Less than 3 months	3 to 6 months	6 to 9 months	9 months to 1 year	Greater than 1 year
Accounts payable and accrued liabilities	$2,037	$81	$-	$255	$161

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Three months and six months ended May 31, 2008 and 2007
(Unaudited)

15.    Differences between generally accepted accounting principles in Canada and the United States:

The Company's consolidated financial statements are prepared in accordance with Canadian GAAP, which differ in certain respects from United States GAAP. The following tables present the impact of material differences between Canadian GAAP and United States GAAP on the Company's consolidated financial statements:

(a) Interim consolidated statements of operations, deficit and comprehensive income:

	Six months ended May 31,		Period from December 1, 1987 to May 31,
	2008	2007	2008
Loss per Canadian GAAP	$(12,738)	$(17,372)	$(387,078)
Acquired technology costs (b)(i)	-	-	(4,081)
Technology amortization (b)(i)	-	126	4,081
Non-employee stock options (b)(ii)	-	-	(3,476)
Employee stock options (b)(iii)	-	-	2,879
Performance-based options (b)(iii)	-	-	(278)
Warrants issued to acquire technology (b)(iv)	-	-	(61)
Accretion of senior convertible notes payable (b)(v)	-	799	(1,855)
Amortization of deferred financing costs (b)(v)	(132)	(165)	(1,538)
Loss on debt extinguishment (b)(v)	-	(1,425)	(2,557)
Fair value adjustment on embedded derivatives (b)(v)	-	2,541	10,083
Fair market value adjustment on warrants on senior convertible notes payable (b)(v)	650	-	6,678
Fair value adjustment on warrants from November 2006 financing (b)(vi)	1,120	2,954	5,769
Fair value adjustment on warrants from May 2007 financing (b)(vi)	2,922	(472)	6,178
Loss and comprehensive loss per United States GAAP	$(8,178)	$(13,014)	$(365,256)
Weighted average number of common shares under United States GAAP:
Basic and diluted	22,391	17,029	-
Basic and diluted loss per common share under United States GAAP	$(0.37)	$(0.76)	$-

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Three months and six months ended May 31, 2008 and 2007
(Unaudited)

15.    Differences between generally accepted accounting principles in Canada and the United States (continued):

(b) Interim consolidated balance sheets:

	May 31, 2008		November 30, 2007
	Canada	United States	Canada	United States
Assets:
Deferred financing costs (v), (vi)	$-	$907	$-	$1,039
Liabilities:
Warrants (v), (vi)	-	1,201	-	5,893
Shareholders' equity:
Share capital (iv)	365,670	364,867	365,670	364,867
Contributed surplus (ii), (iii), (v)	23,295	12,774	22,744	12,223
Warrants	16,725	-	16,725	-
Deficit, end of period (i), (ii), (iii), (iv), (v), (vi)	(394,521)	(366,766)	(381,783)	(358,588)
Deficit accumulated during development stage (i), (ii), (iii), (iv), (v), (vi)	(393,011)	(365,256)	(380,273)	(357,078)

(i)   Acquired technology:

Canadian GAAP requires the capitalization and amortization of acquired technology costs. Under United States GAAP, such acquired technology costs are charged to expense when incurred if, at the acquisition date, the technological feasibility of this technology has not yet been established and no future alternative uses existed. Accordingly, for United States GAAP purposes, the costs would have been expensed at the date of acquisition and the amortization recorded under Canadian GAAP would be reversed.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Three months and six months ended May 31, 2008 and 2007
(Unaudited)

15.    Differences between generally accepted accounting principles in Canada and the United States (continued):

(ii) Stock-based compensation to non-employees:

Under Canadian GAAP, the Company accounts for stock-based compensation granted to non-employees on or after December 1, 2002 at fair value. The fair value of any awards to non-employees granted prior to December 1, 2002 is not required to be recorded or presented under Canadian GAAP.

Under United States GAAP, the Company accounted for stock-based compensation, including options and warrants granted to non-employees on or after December 15, 1995, at fair value in accordance with Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards No. 123, Accounting for Stock-based Compensation. Effective December 1, 2005, the Company adopted FASB Statement of Financial Accounting Standards 123 (Revised 2004), Share-based Payments ("SFAS 123R"). There was no impact on the accounting for stock-based awards issued to non-employees in exchange for services as a result of this change.

There exists a difference between Canadian and United States GAAP for the fair value of options granted to non-employees after December 15, 1995 and prior to December 1, 2002, which are recorded at fair value under United States GAAP and which have not been recorded under Canadian GAAP.

(iii) Stock-based compensation to employees:

Under Canadian GAAP, effective December 1, 2004, the Company accounts for stock-based compensation granted to employees, officers and directors on or after December 1, 2002 at fair value which is measured using the Black-Scholes option pricing model. Compensation cost is recognized over the service period. Prior to December 1, 2004, the Company accounted for stock-based awards to employees, officers and directors using the settlement method.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Three months and six months ended May 31, 2008 and 2007
(Unaudited)

15.    Differences between generally accepted accounting principles in Canada and the United States (continued):

Under United States GAAP, the Company accounted for stock-based compensation, including options and warrants granted to employees prior to December 1, 2005, using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"). In addition, the Company granted performance-based options to employees. In accordance with APB 25, these awards were accounted for using variable plan accounting. At each reporting date, compensation cost was measured based on an estimate of the number of options that vest considering the performance criteria and the difference between the market price of the underlying stock and the exercise price on that date. Compensation cost was recognized over the performance period.

Effective December 1, 2005, the Company adopted SFAS 123R using the modified prospective transition approach, whereby the fair value of awards granted or modified on or after December 1, 2005 are measured at fair value. The Company's awards have graded vesting conditions. The compensation cost for each award is recognized on a straight-line basis over the service period of the entire award.

There exists a difference between Canadian and United States GAAP for the intrinsic and variable plan measurement for employee and performance-based options granted to employees prior to December 1, 2005 under United States GAAP and for the fair value measurement of such awards under Canadian GAAP.

(iv) 1996 warrants:

In 1996, 10,000 warrants were issued as part of the technology acquisition consideration. United States GAAP requires these acquired technology costs to be recorded in an amount approximating the fair value of the warrants issued, estimated at their grant date using the Black-Scholes option pricing model, and expensed as research and development expenses.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Three months and six months ended May 31, 2008 and 2007
(Unaudited)

15.    Differences between generally accepted accounting principles in Canada and the United States (continued):

(v) Senior convertible notes payable and warrants:

Prior to December 1, 2006 and the adoption of Section 3855, under Canadian GAAP, the common share purchase warrants and the equity component of the senior convertible notes payable were presented separately as components of shareholders' equity.

Effective December 1, 2006, with the adoption of Section 3855, Canadian GAAP requires recognition of embedded derivatives at fair value. The Company adopted Section 3855 retrospectively, without restatement. As a result of the adoption of Section 3855, the gross proceeds allocated to the debt component of the senior convertible notes payable was further allocated between the embedded derivatives, at fair value, and the debt component at the residual amount. The embedded derivatives identified on December 1, 2006 were consistent with those previously recognized under United States GAAP.

Under United States GAAP, SFAS 133, Accounting for Derivative Instruments and Hedging Activities, as amended, requires that an embedded derivative included in a debt arrangement for which the economic characteristics and risks are not clearly and closely related to the economic characteristics of the debt host contract be separated and measured at fair value. Changes in fair value of the embedded derivative are recorded in the consolidated statements of operations at each reporting date. Embedded derivatives that met the criteria for bifurcation from the senior convertible notes payable and that were, therefore, measured at fair value consisted of the holders' conversion right, the instalment payment mechanism and the holders' contingent redemption and conversion rights in the event of a change in control or an event of default. Under Canadian GAAP, the conversion option was an equity instrument that did not need to be remeasured. As the conversion option expired unexercised when the debt was fully repaid in April 2007, the amounts allocated to it were reclassified to contributed surplus.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Three months and six months ended May 31, 2008 and 2007
(Unaudited)

15.    Differences between generally accepted accounting principles in Canada and the United States (continued):

Under United States GAAP, the warrants are presented as a liability because they do not meet the criteria of Emerging Issues Task Force Issue No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock ("EITF 00-19"), for equity classification. Subsequent changes in fair value are recorded in the consolidated statements of operations, deficit and comprehensive income. Under Canadian GAAP, the warrants are considered equity instruments and are not remeasured.

Under United States GAAP, the Company allocated the residual amount of the gross proceeds received to the senior convertible notes payable after the separate fair value measurement of the warrants and embedded derivatives. All of the issuance costs related to the transaction were recognized as deferred financing costs under United States GAAP and were amortized to the consolidated statements of operations, deficit and comprehensive income using the effective interest yield method over the period to maturity. The senior convertible notes payable carried an effective interest rate of 42%. Differences between United States GAAP and Canadian GAAP result from the initial allocation differences and the subsequent accretion expense and amortization of deferred financing costs. Differences in United States GAAP also result from the fair value remeasurement of the warrants and the conversion option as liabilities each reporting period.

Subsequent to December 1, 2006 for Canadian GAAP and United States GAAP, the twelve-day weighted average share price adjustment represented a derivative that was measured at fair value and changes in fair value were recorded in the consolidated statements of operations, deficit and comprehensive income as extinguishment loss. The settlement of the twelve-day weighted average share price adjustment was accounted for as either a settlement of additional debt, if an asset, or as the proceeds to issue additional shares if a liability. Prior to the adoption of Section 3855, under Canadian GAAP, there was no recognition of the twelve-day weighted average share price adjustment as a derivative. Adjustments to the number of shares issued or debt exchanged were accounted for as adjustments to share capital at no value.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Three months and six months ended May 31, 2008 and 2007
(Unaudited)

15.    Differences between generally accepted accounting principles in Canada and the United States (continued):

During 2007, the Company recorded certain corrections related to the accounting for the senior convertible notes payable under United States GAAP. The corrections related to fiscal 2006 and were not considered to be material to that period or with respect to the net loss for fiscal 2007 or to trends in the consolidated statement of operations, deficit and comprehensive income. The Company increased share capital by $0.9 million, decreased accretion expense by $0.9 million, increased the loss on extinguishment of the senior convertible notes payable by $1.5 million and increased the gain on the change in the fair value of warrants and embedded derivatives by $2.2 million.

The net impact of these adjustments was to increase share capital by $0.9 million, to reduce the deficit by $1.6 million and to decrease basic and diluted loss per share for the year ended November 30, 2007 by $0.08.

(vi) Warrants:

Under Canadian GAAP, the common shares and the warrants issued on November 14, 2006 and on May 24, 2007 are presented separately as components of shareholders' equity. The Company allocated the gross proceeds received on a relative fair value basis between the common shares and the warrants. The related issuance costs were allocated on a pro rata basis to the common shares and the warrants.

Under United States GAAP, the warrants are presented as liabilities because they do not meet the criteria of EITF 00-19 for equity classification. As a result, the Company allocated the residual amount of the gross proceeds received to the common shares after the separate fair value measurement of the liability-classified warrants. Subsequent changes in the fair value of the warrants are recorded in the consolidated statements of operations, deficit and comprehensive income. Under Canadian GAAP, the related issuance costs were allocated on a pro rata basis to the common shares and the warrants and recorded in shareholders' equity. However, under United States GAAP, the amount of issuance costs allocated to the warrants is recognized as deferred financing costs and is amortized to the consolidated statements of operations, deficit and comprehensive income over the term of the warrants.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Three months and six months ended May 31, 2008 and 2007
(Unaudited)

15.    Differences between generally accepted accounting principles in Canada and the United States (continued):

(c) Consolidated statements of cash flows:

Cash from operations under United States GAAP includes the adjustments to loss for the year outlined in note 15(a). Cash used in investments under United States GAAP excludes amounts representing acquired technology (note 15(b)(i)).

(d) Income taxes:

During the three months and six months ended May 31, 2008 and 2007, the Company did not record any tax expense on a loss from operations.

On December 1, 2007, the Company adopted FASB Interpretation No. 48, Accounting for Uncertainties in Income Taxes ("FIN 48"), an interpretation of FASB Statement 109, Accounting for Income Taxes ("SFAS 109"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS 109. The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides accounting guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The evaluation of tax positions under FIN 48 is a two-step process, whereby (i) the Company determines whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position; and (ii) for those tax positions that meet the more-likely-than-not recognition threshold, the Company would recognize the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with the related tax authority.

The adoption of FIN 48 did not result in a change to the Company's opening accumulated deficit as at December 1, 2007. As a result of the adoption of FIN 48, the Company reduced its gross deferred tax asset by approximately $470,000 related to the future benefit of certain stock-based compensation paid to non-employees in Canada.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Three months and six months ended May 31, 2008 and 2007
(Unaudited)

15.    Differences between generally accepted accounting principles in Canada and the United States (continued):

The Company has approximately $470,000 of total gross unrecognized tax benefits as of the adoption of FIN 48 at December 1, 2007. As the Company has a full valuation allowance against these unrecognized tax benefits, the recognition of these benefits would not favourably affect the effective income tax rate in future periods.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in income tax expense. During the second quarter of 2008, the Company did not recognize any interest and penalties. The Company had no amounts accrued for the payment of interest and penalties as of December 1, 2007 and May 31, 2008.

The Company is subject to tax examinations in all major taxing jurisdictions in which it operates (namely Canada, the United States and Ireland). The Company's tax years 2001 through 2007 remain open in Canada for regular examination and for transfer pricing purposes. Furthermore, taxation years 2003 through 2007 remain open for examination in other jurisdictions.

During the first quarter of 2008, the Company's uncertain tax positions were reduced by $470,000 as a result of a settlement of the stock-based compensation deduction position with Canada Revenue Agency.

In accordance with SFAS 109, the Company reviews all available positive and negative evidence to evaluate the recoverability of the deferred tax assets. This includes a review of such evidence as the carryforward periods of the significant tax assets, the Company's history of generating taxable income in its significant tax jurisdictions (namely Canada, the United States and Ireland), the Company's cumulative profits or losses in recent years, and the Company's projections of earnings in its significant jurisdictions. On a jurisdictional basis, the Company is in a cumulative loss position in all of its significant jurisdictions. For all jurisdictions, the Company continues to maintain a valuation allowance against all of its deferred income tax assets.

Under Canadian GAAP, investment tax credits and other research and development credits are deducted from research and development expense for items of a current nature, and deducted from property and equipment for items of a capital nature. Under United States GAAP, these tax credits would be reclassified as a reduction of income tax expense.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Three months and six months ended May 31, 2008 and 2007
(Unaudited)

15.    Differences between generally accepted accounting principles in Canada and the United States (continued):

(e) Interim consolidated statement of shareholders' equity in accordance with United States GAAP:

	Number of shares	Share capital	Additional paid-in capital	Warrants	Deficit	Period from December 1, 1987 to May 31, 2008
Balance, November 30, 2007	22,391	$364,867	$12,223	$-	$(358,588)	$18,502
Fair value of stock options granted	-	-	551	-	-	551
Loss and comprehensive loss	-	-	-	-	(8,178)	(8,178)
Balance, May 31, 2008	22,391	$364,867	$12,774	$-	$(366,766)	$10,875

(f)  Changes in accounting policy:

(i)  Fair value measurements:

On December 1, 2007, the Company adopted the currently effective provisions of SFAS 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in GAAP and enhances disclosures about fair value measurements. This statement applies when other accounting pronouncements require fair value measurements. It does not require new fair value measurements. The adoption of this standard did not have a material impact on the Company's consolidated financial position and results of operations.

(ii) Fair value option:

On December 1, 2007, the Company adopted SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities ("SFAS 159"). Under the provisions of SFAS 159, companies may choose to account for eligible financial instruments, warranties and insurance contracts at fair value on a contract-by-contract basis. Changes in fair value are recognized in earnings each reporting period. The adoption of SFAS 159 had no impact to the Company.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Three months and six months ended May 31, 2008 and 2007
(Unaudited)

15.    Differences between generally accepted accounting principles in Canada and the United States (continued):

(g) Recent accounting pronouncements issued and not yet adopted:

(i)  Collaborative arrangements:

EITF No. 07-1, Collaborative Arrangements ("EITF 07-1") addresses the accounting for arrangements in which two companies work together to achieve a commercial objective, without forming a separate legal entity. The nature and purpose of a company's collaborative arrangements are required to be disclosed, along with the accounting policies applied and the classification and amounts for significant financial activities related to the arrangements. The Company is required to adopt the provision effective December 1, 2008. The Company is currently assessing the impact of EITF 07-1 on its results of operations and financial condition.

(ii) Accounting for advance payments for research and development activities:

EITF No. 07-3, Accounting for Advance Payments for Goods or Services to be Received for Use in Future Research and Development Activities ("EITF 07-3") provides clarification surrounding the accounting for non-refundable research and development advance payments, whereby such payments should be recorded as an asset when the advance payment is made and recognized as an expense when the research and development activities are performed. The Company is required to adopt the provisions of EITF 07-3 on December 1, 2008. The Company is currently assessing the impact that it will have on its results of operations and financial condition.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Three months and six months ended May 31, 2008 and 2007
(Unaudited)

15.    Differences between generally accepted accounting principles in Canada and the United States (continued):

(iii) Disclosure about derivative instruments and hedging activities:

SFAS 161, Disclosures about Derivative Instruments and Hedging Activities ("SFAS 161"), amends and expands the disclosure requirements in SFAS 133, Accounting for Derivative Instruments and Hedging Activities. The intention is to provide an enhanced understanding of how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for, and how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. The Company is required to adopt the provisions of SFAS 161 on December 1, 2008. The Company is currently assessing the impact that it will have on its disclosures in accordance with United States GAAP.

16.    Subsequent event:

Subsequent to the end of the quarter ended May 31, 2008 and following an extensive review of the Company's VP Series of Drug program, the Company announced a halt to the expenses associated with the program to further reduce its cash burn rate as the Company continues to explore strategic alternatives.